UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 29, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom

1Q10 results

April 29th, 2010


orange

france telecom

cautionary statement

this presentation contains forward-looking statements about France Telecom's business, in particular for 2010 and 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

changes of perimeter and accounting method

associates

- Orange UK was presented as "discontinued operations" in 2009 and in 1Q10 and the UK JV is accounted with the equity method from JV formation on April 1st.
  FT net debt / EBITDA will include 50% of the JV EBITDA
- entities proportionally consolidated in 2009 (ECMS, Orange Mauritius & Getesa) are included in associates over FY10. Over 2009, this impact represents ~ -1.1bn € revenue and ~ -510m€ EBITDA in the "Rest of the World" segment
  Total "Net Profit of associates" (mainly ECMS + Orange Austria + Sonaecom + UK JV from April 1st + Orange Mauritius + Getesa) is presented between EBITDA and EBIT in the P&L
- Organic Cash Flow includes "Cash impact of UK operations" (only for Q1) and "Dividends received from the UK JV" (from Q2), which will be separated from other' "Cash impact of dividends received from associates"

full consolidation contemplated

- Egypte: Mobinil was included in associates in 1Q10 and should be fully consolidated as from the closing of the deal with Orascom
- Sunrise (owned at 75% but 100% consolidated into headline numbers) should be consolidated into the "ROW" segment (with an impact on the Group's debt level) depending on final regulatory clearance

1Q10 highlights

Q1 2010 highlights

sustained dynamic on commercial trends	▪ sustained mobile customers growth: +7.1% to 123.7 millions, broadband +1.9% to 13.5 millions ▪ France: revenue continues to be resilient. Mobile market share incl. MVNOs is still growing at 47.2%. ADSL net adds market share is under pressure but strong marketing plan launched from 2Q10 ▪ Spain: growth of contract base +4% YoY, end of ADSL base erosion ▪ Poland: signs of improvement, mobile revenue -0.7% excluding regulatory impact ▪ ROW: significant rebound in Belgium and Switzerland, Africa & ME +7.3%
EBITDA erosion in line with FY trend	▪ margin erosion limited to 1pt, mainly due to regulation & new taxes, cost efficiencies continue to offset most of the other adverse effects
major deals	▪ UK: successful completion of the transaction with T-Mobile to launch the JV announced on April 1st, 2010 ▪ Egypt: Mobinil/ECMS shareholders agreement has been renegotiated ▪ Switzerland: signing of the final agreement with TDC on April 9th, 2010 but negative decision of ComCo currently under assessment
Group's Project	▪ strong internal momentum building the Project

key financial achievements

1Q10 in line with FY business trends

in millions of euros	1Q09 CB	1Q10 actual	var. comp basis	key points
revenue	11,262	10,959	-2.7%	▪ -0.3% excluding regulatory impact, close to expected trend ▪ trends improving in ROW and Poland, still resilient in France
EBITDA	3,984	3,764	-5.5%	▪ regulatory & new taxes impact of -€131m
in % of rev	35.4%	34.3%	-1pt	▪ continued fixed costs management
CAPEX	1,115	874	-21.7%	▪ phasing & weather constraints especially in Poland
in % of rev	9.9%	8.0%	-1.9pt	▪ catch up to be expected over next quarters
EBITDA–CAPEX	2,868	2,890	+0.8%	▪ above expectations due to CAPEX phasing

improving trends, France still resilient

organic revenue growth excluding regulatory impact (yoy in %)

	2Q09	3Q09	4Q09	1Q10	
France	+1.7%	+1.0%	+0.5%	+0.3%	• mobile remained strong at +4.1% excl. regul • slowdown of broadband customer base growth and less traffic on PSTN, strong marketing initiatives to be launched
Spain	-1.4%	-0.2%	+1.8%	+2.0%	• mobile continues to outperform (+3.4% excl. regul.) and portability balance is still positive • fixed impacted by PSTN and enterprise, still challenging
Poland	-1.8%	-4.3%	-6.1%	-4.8%	• slowdown of revenue decline, mobile -0.7% excl. regul. • marketing initiatives to upsell broadband subscriptions in 2Q
ROW – European countries	-2.9%	-5.1%	-2.9%	+1.2%	• recovery in Belgium (+9% mobile excl. regul.) and Switzerland (+6.2% excl. regul.), stabilizing in Eastern Europe
ROW – Africa & Middle East	+5.2%	+4.6%	+6.8%	+8.1%	• good performance from Ivory Coast and Cameroon
Enterprise	-3.8%	-5%	-5.5%	-7.0%	• challenging trends in 2010 due to its late cyclical profile, erosion of legacy revenue

revenue trend slightly better than 4Q09

in millions of euros	1Q09 A	forex	perimeter	1Q09 CB	1Q10	change 2009/2010* €m	%	% excl. regul
Group revenue	11,185	85	(8)	11,262	10,959	(302)	-2.7%	-0.3%
France	5,915	-	(17)	5,898	5,774	(124)	-2.1%	+0.3%
personal	2,648	-	-	2,648	2,624	(23)	-0.9%	+4.1%
home	3,559	-	(40)	3,520	3,409	(111)	-3.1%	-2.0%
eliminations	(292)	-	23	(269)	(259)	10	-3.8%	
Spain	954	-	(5)	949	923	(26)	-2.8%	+2.0%
personal	783	-	(4)	779	759	(20)	-2.5%	+3.4%
home	171	-	(1)	170	164	(7)	-4.0%	-4.0%
Poland	960	120	-	1,080	970	(110)	-10.2%	-4.8%
personal	445	56	-	501	455	(46)	-9.2%	-0.7%
home	575	72	-	646	579	(68)	-10.5%	-7.1%
eliminations	(60)	(7)	-	(67)	(64)	3	-5.0%	
ROW	1,759	(19)	-	1,740	1,778	38	+2.2%	+3.6%
Enterprise	1,920	(15)	(3)	1,902	1,770	(132)	-7.0%	
International carrier & SS	337	0	36	373	386	13	+3.4%	
eliminations	(660)	(1)	(19)	(680)	(642)	39	-5.6%	

* YoY on a comparable basis

1Q10 EBITDA mainly impacted by regulation, costs under control

EBITDA evolution in 1Q10

in millions of euros



-1 pt margin rate
3,955
30
-1
3,984
-131
-32
-102
-18
+63
3,764
o/w G&A +45m€
o/w restructuring +12m€
35.4%
34.3%
1Q09 actual
forex
perimeter
1Q09 CB
regul & new taxes
revenue excl. reg.
interco costs excl. reg.
content costs
opex optimisation
1Q10

1Q10 CAPEX

FY confirmed guidance around 12%

CAPEX: 874m€ (8% capex / sales)



36%
25%
20%
10%
9%
broadband
IT, shops, real estate & others
backbone & common infrastructure
services & Innovation
narrowband
FTTH

insight

- 1Q capex below forecasts due to phasing
- Poland: unfavourable weather conditions hampered network roll-outs (-55m€)
- new operations: slowdown in Uganda, Kenya after most of deployment completed end of 2009
- France: stable investments with an increase of 3G coverage and data traffic capacities (+18m€), FTTH will start from 2H10
- optimization of 2G investments in mature countries (-39m€), increase in Africa
- higher investments in IT developments related to transformation

1Q10 business performance

france telecom

orange™

1Q10 France financials

still resilient due to a solid mobile performance

1Q10 France revenue*: -2.1%
(+0.3% excl. regulatory impacts)

in m€	1Q09 CB	1Q10	var in CB
total France	5,898	5,774	-2.1%
personal	2,648	2,624	-0.9%
home	3,520	3,409	-3.1%
eliminations	-269	-259	

1Q10 mobile revenue*: -0.9%
(+4.1% excl. regulatory impacts)

in millions of euros



2,648
+105
-127
-105
+109
-6
2,624
1Q09 CB
customer base
regulatory impact
voice revenue
non-voice revenue
equipment & others
1Q10

insight

- personal revenue growth driven by wholesale and enterprise market
- mobile customer base +4.3% generated 105m€ extra revenue
- data & sms revenue growth offset voice erosion
- slowdown of broadband customer base growth and less traffic on PSTN

1Q10 home revenue*: -3.1%
(–2.0% excl. regulatory impacts)

in millions of euros



3,520
-148
+87
-50
3,409
1Q09 CB
PSTN
broadband
wholesale & other
1Q10

* yoy on CB

1Q10 France personal

increased market share including MVNOs, to 47.2%

Orange market share evolution*



46.9%
46.6%
46.4%
46.4%
47.1%
47.2%
43.6%
43.3%
42.9%
42.7%
43.1%
43.0%
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
market share incl MVNO
market share excl MVNO

mobile customer base mix



in thousands
contract
prepaid
+4.3%
25,076
26,161
68.2%
31.8%
17,114
7,962
+5.7%
18,081
8,081
69.1%
30.9%
1Q09
1Q10

insight

- increased market share including MVNOs to 47.2% and to 43% excluding MVNOs
- ongoing improvement of customer mix thanks to origami & iPhone
  - +137k contract net additions in 1Q10
- 30% of service revenue are non voice revenue in 1Q10 driven by multimedia and also SMS
  - 7.9m mobile 3G customers
  - 1.9m iPhone base
  - data ARPU maintained a double digit growth

annual rolling ARPU evolution



in euros
data
sms
voice
-2.8% and
+ 1% excl. regul.
400
389
46
43
311
+18.5%
+18.3%
54
51
284
1Q09
1Q10

* company estimates

1Q10 France home

marketing initiatives to support broadband recovery in 2H10

ADSL market share & conquest share*



ADSL conquest share
ADSL market share
48.7%
48.3%
47.8%
47.0%
26.0%
28.5%
28.9%
14.1%**
2Q09
3Q09
4Q09
1Q10

* Company estimates ** 0% after customer base cleaning

pay TV customer base



in thousands
1.136
1.619
364
713
772
906
X 2
Orange Sport & Cinema Series
other Orange & 3rd party packages
1Q09
1Q10

insight

- exceptionally low ADSL net adds market share due to marketing offers timing
  - off-commercial period from mid-Jan to mid-Feb due to the end of Net limited offers at 34.9€
  - new tariffs available from Feb 11th
  - further strong marketing initiatives based on 5 pillars: loyalty, pricing policy, new offers, box renewal and services, to be eased by cross marketing
- ADSL customer base +4% YoY
- broadband ARPU +4.2% yoy at €36.2:
  - confirmed positive mix effect and success of pay TV packages

quarterly broadband ARPU evolution (EUR)*



access
naked DSL "Net" access
services
+4.2%
34.8
36.2
55%
50%
23%
28%
22%
22%
1Q09
1Q10

* incl. FTTH

1Q10 Spain financials

improving revenue trend despite difficult economic environment

1Q10 Spain revenue*: -2.8%
(+2% excl. regulatory impacts)

in m€	1Q09 CB	1Q10	var in CB
total Spain	949	923	-2.8%
personal	779	759	-2.5%
home	170	164	-4.0%

1Q10 mobile revenue*: -2.5%
(+3.4% excl. regulatory impacts)



in millions of euros
779
27
-44
-1
-2
759
1Q09 CB
customer base
regulatory impact
voice
non voice
1Q10

insight

- ongoing quarterly recovery in yoy revenue trend
- revenue growth at +2% excluding regulation
  - personal revenue growing by +3.4% excluding regulation, driven by mobile customer base increase
  - home revenue -4.0% impacted by PSTN and enterprise activity decline

1Q10 home revenue*: -4%



in millions of euros
170
-1
-1
-4
164
1Q09 CB
ADSL
PSTN
wholesale & other
1Q10

* yoy on CB

1Q10 Spain KPIs

increasing mobile customer base and double digit growth in data

mobile net adds (000's)



contract
prepaid
32
11
2Q09
23
127
3Q09
139
120
4Q09
89
32*
1Q10

mobile annual rolling ARPU evolution (EUR)



non sms
sms
voice
-7.9%
-2.6% ex reg.
283
18
23
242
1Q09CB
+16.9%
261
21
21
219
1Q10

* -416 after cleaning due to data retention law for customers identification

insight

- mobile customer base increase by +5.0% (1.1% including prepaid cleaning in March due to new law requiring identification of prepaid customers)
  - strong contract net adds in 1Q (+75% yoy) driven by churn stabilization
- mobile ARPU -2.6% excluding regulatory impact
  - non sms ARPU increase by +16.9% thanks to mobile broadband penetration (+95% 3G dongles customers at 413k end of 1Q)
- ADSL positive net adds for the first time since 1Q09 thanks to commercial improvement and increased share of ULL, to 80% of customer base

ADSL net adds (000's)



-30
-44
-5
0
2Q09
3Q09
4Q09
1Q10

1Q10 Poland financials

revenue performance improved compared to 4Q09

1Q10 Poland revenue*: -10.2%
(-4.8% excl. regulatory impacts)

in m€	1Q09 CB	1Q10	Var in CB
total Poland	1,080	970	-10.2%
personal	501	455	-9.2%
home	646	579	-10.5%
eliminations	-67	-64	

mobile revenue*: -9.2%
(-0.7% excl. regulatory impacts)



in millions of euros
501
-5
-43
+1
+5
-4
455
1Q09 CB
customer base
regulatory
voice
non-voice
others
1Q10

insight

- mobile revenue now almost stable (-0.7%) excl. regulatory impacts. Sustained voice and sms traffic compensated lower prices
- new segmented offers recently launched in order to reinforce contract offers
- fixed voice revenue still declining driven by lower usage, fixed-to-mobile substitution & regulatory effects
- new broadband offers launched in 2Q for higher speed in order to compete with cable operators in urban areas and favor customer migration to higher value offers

home revenue*: -10.5%
(-7.1% excl. regulatory impacts)



in millions of euros
646
-60
-4
-3
579
1Q09 CB
PSTN
Internet
wholesale & other
1Q10

* yoy on CB

1Q10 Poland KPIs

improved mobile customer mix and further fixed line loss slowdown

mobile customer base mix (000s)



contract
prepaid
13,681
13,774
46.1%
6,311
+6.4%
6,713
48.7%
53.9%
7,370
7,062
51.3%
end of 1Q09
end of 1Q10

ADSL retail accesses and TV client base



in thousands
+1%
+x 2.1
2,242
2,261
198
417
1Q09
1Q10
1Q09
1Q10
ADSL retail
TV client base

insight

- mobile contract customers up by +6.4% to over 6.7 million, representing almost 49% of the customer base
- retail monthly outgoing mobile ARPU is down by only -1.8% despite the price war over 2009, helped by a +16% yoy increase in quarterly AUPU
- steady situation in fixed broadband (+1%) : Orange Bit Stream & CDMA offers compensated the drop in TP broadband customers
- slowdown of the level of retail line loss due to growth of loyalty contracts

number of lines in fixed voice market ('000s)



wholesale
retail
8,898
941
7,957
4Q08
8,747
1,023
7,724
1Q09
8,605
1,102
7,503
2Q09
8,452
1,167
7,285
3Q09
8,288
1,211
7,076
4Q09
8,140
1,246
6,893
1Q10

1Q10 enterprise financials

legacy transformation to advanced business network continues while services remain under pressure from economic crisis

enterprise revenue*: -7.0%

in m€	1Q09 CB	1Q10	Var in CB
total enterprise	1,902	1,770	-7.0%
business network legacy	783	678	-13.5%
others incl. ERS	213	193	-9.3%
advanced business network	562	573	+2.0%
extended business services	344	326	-5.2%

insight

- revenue down -7.0% yoy, -6.1% excluding equipment resale (ERS):
  - legacy: further decline (-13.5%) with voice and data suffering from migration to IP, price pressures and increased competition
  - others: mainly ERS (-19.9%) continued decline
  - advanced: still growing (+2.0%) thanks to double-digit growth of VoIP and high speed solutions
  - extended: marked decrease (-5.2%) due to client delays in non-recurring (projects based) business
- continued focus on value

share of "transformation" business in total enterprise revenue


advanced business network
extended business services
47%
545
342
2Q09
47%
537
323
3Q09
48%
546
361
4Q09
51%
573
326
1Q10

XoIP connections in France


in thousands
+59%
23
end 1Q09
36
end 1Q10

* yoy on CB

1Q10 ROW

return to revenue growth following improved quarterly performance in both emerging & mature markets

ROW revenue*: +2.2%

in m€	1Q09 CB	1Q10	var in CB
total ROW	1,740	1,778	+2.2%
▪ Africa & Middle East	547	586	+7.3%
▪ European countries	1,067	1,060	-0.7%
▪ other	132	134	+1.6%
▪ eliminations	-6	-3	

mobile customer base



in millions
growth yoy
total
55.8
13%
Romania
10.8
7%
Egypt**
9.5
23%
Ivory Coast
3.8
-9%***
Belgium
3.4
0%
Slovakia
2.9
-1%
Others
25.4
20%

insight

- Africa & Mid. East: +7.3% revenue growth
  - general improvement in the growth trend, driven by Ivory Coast as well as in new operations such as Guinea & Niger
  - Madagascar negatively impacted by the ongoing difficult economic situation
- European countries: -0.7% revenue growth
  - improved quarterly performance in most countries with growth in Belgium and Switzerland with increased ARPU & handset sales offset by Romania & Slovakia where macro-economic situations remain difficult

MVNO customer base



in thousands
+12%
443
496
1Q09
1Q10

* yoy on CB

** Egyptian customer base reflects 36% economic holding ***base cleaning

Mobinil / ECMS shareholder agreement impacts

- renewal of the shareholder agreement between FT and Orascom Telecom as the closing of all disputes between the parties
  - –global settlement fee of 300m$ subject to the entry into force of the agreement
- put option on MobiNil & ECMS shares hold by OT
  - –exit opportunities for OT from 15/9/12 to 15/11/12 and from 15/9/13 to 15/11/13
  - –at anytime in case of deadlock situations up to 15/11/13
  - –fixed range between 221.7EGP and 248.5EGP and fixed conversion rate of 7.53 EUR/EGP
  - –this would trigger a full tender offer on ECMS minorities
- acquisition of Link dot net by ECMS for an EV of 130m$, subject to the approval of ECMS board of directors and / or general assemblies. This will represent 7.2x EBITDA 2009E of Link dot net.

- the full control of the entities should represent up to 2.1bn€ in FT net debt, o.w. 1.08bn€ already included end 2009 (leverage of 1.97x) ; pro-forma net debt/EBITDA would have been ~ 2.02x

1Q10 Orange UK financials
strong quarter performance with a return to positive mobile growth

1Q10 revenue*: stable
(+5.8% excl. regulatory impact)

in m€	1Q09 CB	1Q10	var in CB
Orange UK revenue	1,283	1,282	0.0%
personal	1,237	1,242	+0.4%
home	61	55	-10.1%
eliminations	(15)	(14)	-4.8%

1Q10 mobile revenue*: +0.4%
(+6.5% excl. regulatory impact)



in millions of euros
1,237
+40
-70
-5
+20
+20
1,242
1Q09 CB
customer base
regulatory impact
voice
non voice
equipment & others
1Q10

insight

- strong underlying mobile revenue growth of +6.5% excl. reg. thanks to successful value acquisition strategy with +3.4% non-voice revenue growth
- continuous improvement in base mix with 43.3% contract customers vs. 39.7% in 1Q09
  - strong 1Q contract net adds at 220k with 24months contract base doubling yoy
  - improved churn performance as retention strategy continues to deliver (quarterly annualized contract churn reduces by 4.5 pt down to 18.4%)
- creation of the JV on April 1st with management team in place and £3.5bn synergies confirmed
- signature of broadband network outsourcing to BT

mobile customer base mix (000s)



in thousands
contract
prepaid
+3.7%
15,850
16,442
40%
6,298
+13%
7,124
43%
60%
9,551
9,318
57%
1Q09
1Q10

* yoy on CB

outlook

confirmed 2010 business trends & guidance

revenue	▪ underlying trend should be flat ▪ expected regulatory measures should impact revenue by almost €1bn
EBITDA margin	▪ same impact from regulation as 2009 ▪ performance program will partially offset margin pressure and commercial cost dynamic
CAPEX rate	▪ ramp-up of FTTH program in France, around €100m ▪ around 12% including FTTH program in France
organic cash flow	▪ confirmed 2009-2011 ambition (3 x €8bn) ▪ €8bn guidance in 2010: – excluding licenses & spectrum – excluding litigation on "Taxe Professionnelle" (€1,016m incl. interests paid in 1Q10)